UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
     FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers un-der and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: The Scott James Fund

Address of Principal Business Office
(No. & Street, City, State, Zip Code):
6700 Arlington Boulevard, Falls Church, Virginia, 22042

Telephone Number: 703-533-2500

Name and address of agent for service of process:
Scott S. James  6700 Arlington Boulevard, Falls Church, Va. 22042

Registrant is filing a Registration Statement  pursuant to  Section  8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES.


Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the town of Fairfax and state of Virginia on the 29st day of January 2000.



                   (SEAL)


            The Scott James Fund, Inc.



                                                By: Scott S. James, President


Attest:  Zhifeng Sun, Director